UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                    METROMEDIA INTERNATIONAL GROUP, INC.
                              (Name of Issuer)

                        Common Stock, $1.00 Par Value
                       (Title of Class of Securities)

                                 591695-10-1
                               (CUSIP Number)

                               ARNOLD L. WADLER
              Senior Vice President, Secretary & General Counsel,
                              Metromedia Company
         One Meadowlands Plaza, East Rutherford, New Jersey 07073-2137
                           Tel. No.:  (201) 531-8000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                 WITH COPY TO:
                             JAMES M. DUBIN, ESQ.
                   Paul, Weiss, Rifkind, Wharton & Garrison
                          1285 Avenue of the Americas
                         New York, New York 10019-6064
                           Tel. No.:  (212) 373-3000

                               November 1, 1995
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement   X    (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  591695-10-1                 Page 2 of 20 Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             METROMEDIA COMPANY
             62-1293303

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A) [X]
                                                               (B)
3            SEC USE ONLY

4            SOURCE OF FUNDS

             OO (See Item 3)

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware


             7                   SOLE VOTING
                                 POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
              8            SHARED VOTING POWER

                           15,252,128, including 4,111,624 shares owned directly and 11,140,504 shares that may be deemed beneficially owned through membership in a group

             9             SOLE DISPOSITIVE POWER

             10            SHARED DISPOSITIVE
                           POWER

                           15,252,128, including 4,111,624 shares owned directly and 11,140,504 shares that may be deemed beneficially owned through membership in a group

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             15,252,128, including 4,111,624 shares owned directly and 11,140,504 shares that may be deemed beneficially owned through membership in a group

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             35.9%

14           TYPE OF REPORTING PERSON
             PN

                             SCHEDULE 13D



CUSIP NO. 591695-10-1                  Page 3 of 20 Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             JOHN W. KLUGE
             ###-##-####

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)  [X]
                                                               (B)
3            SEC USE ONLY

4            SOURCE OF FUNDS

             OO (See Item 3)

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.


             7              SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
              8            SHARED VOTING POWER

                           15,252,128 shares, including 4,111,624 shares beneficially owned through Metromedia Company, 2,884,577 shares beneficially owned through Met International, Inc., 4,426,249 shares beneficially owned through Met Telcell, Inc., 993,005 shares beneficially owned through MetProductions,
                           Inc., 2,605,448 shares beneficially owned through a trust and 231,225 shares that may be deemed beneficially owned through membership in a group

             9             SOLE DISPOSITIVE POWER

            10             SHARED DISPOSITIVE POWER

                           15,252,128 shares, including 4,111,624 shares beneficially owned through Metromedia Company, 2,884,577 shares beneficially owned through Met International, Inc., 4,426,249 shares beneficially owned through Met Telcell, Inc., 993,005 shares beneficially owned through MetProductions, Inc., 2,605,448 shares beneficially owned through a trust and 231,225 shares that may be deemed beneficially owned through membership in a group

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             15,252,128 shares, including 4,111,624 shares beneficially owned through Metromedia Company, 2,884,577 hares beneficially owned through Met International, Inc., 4,426,249 shares beneficially owned through Met Telcell, Inc., 993,005 shares beneficially owned through MetProductions, Inc., 2,605,448 shares beneficially owned through a trust and 231,225 shares that may be deemed beneficially owned through membership in a group

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             35.9%

14           TYPE OF REPORTING PERSON

             IN

                                 SCHEDULE 13D



CUSIP NO. 591695-10-1                           Page 4 of 20 Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             STUART SUBOTNICK
             ###-##-####

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)  [X]
                                                               (B)

3            SEC USE ONLY

4            SOURCE OF FUNDS

             OO (See Item 3)

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.


             7                   SOLE VOTING
                                 POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
              8            SHARED VOTING POWER

                           15,252,128 shares, including 4,111,624 shares beneficially owned through Metromedia Company, 2,884,577 shares beneficially owned through Met International, Inc., 4,426,249 shares beneficially owned through Met Telcell, Inc., 993,005 shares beneficially owned through MetProductions,
                           Inc., 231,225 shares owned in joint tenancy and 2,605,448 shares that may be deemed beneficially owned through membership in a group

             9             SOLE DISPOSITIVE POWER


            10             SHARED DISPOSITIVE POWER

                           15,252,128 shares, including 4,111,624 shares beneficially owned through Metromedia Company, 2,884,577 shares beneficially owned through Met International, Inc., 4,426,249 shares beneficially owned through Met Telcell, Inc., 993,005 shares beneficially owned through MetProductions, Inc., 231,225 shares owned in joint tenancy and 2,605,448 shares that may be deemed beneficially owned through membership in a group

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             15,252,128 shares, including 4,111,624 shares beneficially owned through Metromedia Company, 2,884,577 shares beneficially owned through Met International, Inc., 4,426,249 shares beneficially owned through Met Telcell, Inc., 993,005 shares beneficially owned through MetProductions, Inc., 231,225 shares owned in joint tenancy and 2,605,448 shares that may be deemed beneficially owned through membership in a group

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             35.9%

14           TYPE OF REPORTING PERSON

             IN

                               SCHEDULE 13D



CUSIP NO. 591695-10-1                            Page 5 of 20 Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Met International, Inc.
             22-3262233

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)  [X]
                                                               (B)
3            SEC USE ONLY

4            SOURCE OF FUNDS

             OO (See Item 3)

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

             7             SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8            SHARED VOTING POWER

                          15,252,128, including 2,884,577 shares owned directly and 12,367,551 shares that may be deemed beneficially owned through membership in a group

             9            SOLE DISPOSITIVE POWER

            10            SHARED DISPOSITIVE POWER

                          15,252,128, including 2,884,577 shares owned directly and 12,367,551 shares that may be deemed beneficially owned through membership in a group

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             15,252,128, including 2,884,577 shares owned directly and 12,367,551 shares that may be deemed beneficially owned through membership in a group

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             35.9%

14           TYPE OF REPORTING PERSON

             CO

                                 SCHEDULE 13D



CUSIP NO. 591695-10-1                            Page 6 of 20 Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Met Telcell, Inc.
             13-3586875

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A) [X]
                                                               (B)

3            SEC USE ONLY

4            SOURCE OF FUNDS

             OO (See Item 3)

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

             7            SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8            SHARED VOTING POWER

                          15,252,128, including 4,426,249 shares owned directly and 10,825,879 shares that may be deemed beneficially owned through membership in a group

             9            SOLE DISPOSITIVE POWER

            10            SHARED DISPOSITIVE POWER

                          15,252,128, including 4,426,249 shares owned directly and 10,825,879 shares that may be deemed beneficially owned through membership in a group

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             15,252,128, including 4,426,249 shares owned directly and 10,825,879 shares that may be deemed beneficially owned through membership in a group

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             35.9%

14           TYPE OF REPORTING PERSON

             CO

                              SCHEDULE 13D



CUSIP NO. 591695-10-1                            Page 7 of 20 Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MetProductions, Inc.
             22-3234560

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)  [X]
                                                               (B)

3            SEC USE ONLY

4            SOURCE OF FUNDS

             OO (See Item 3)

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

             7              SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
              8            SHARED VOTING POWER

                           15,252,128, including 993,005 shares owned directly and 14,259,123 shares that may be deemed beneficially owned through membership in a group

             9             SOLE DISPOSITIVE POWER

            10             SHARED DISPOSITIVE POWER

                           15,252,128, including 993,005 shares owned directly and 14,259,123 shares that may be deemed beneficially owned through membership in a group

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             15,252,128, including 993,005 shares owned directly and 14,259,123 shares that may be deemed beneficially owned through membership in a group

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             35.9%

14           TYPE OF REPORTING PERSON

             CO

                             Page 8 of 20 Pages

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the common stock, par value $1.00 per share (the "Common Stock"), of Metromedia International Group, Inc. ("MIG"). Its principal executive offices are at 945 East Paces Ferry Road, Atlanta, Georgia 30326.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by Metromedia Company
          ("Metromedia"), John W. Kluge, Stuart Subotnick, Met
          International, Inc. ("Met International"), Met Telcell, Inc. ("Met Telcell") and MetProductions, Inc. ("MetProductions") (collectively, the "Filing Persons").

          METROMEDIA

          Metromedia is a Delaware general partnership in which John W. Kluge through a trust beneficially owns a general partnership interest and Stuart Subotnick beneficially owns a general partnership interest. Mr. Kluge and Mr. Subotnick are the sole general partners of Metromedia. Mr. Kluge is the Chairman, President and Chief Executive Officer of Metromedia and Mr. Subotnick is the Executive Vice President of Metromedia. The principal businesses of Metromedia and its affiliates include telecommunications, computerized painting, hospitality and entertainment. The address of its principal business and its principal office address are One Meadowlands Plaza, East Rutherford, New Jersey 07073. Annex A to this statement is a listing of the name, the business address, and present principal occupation or employment of each executive officer of Metromedia and the name, principal business and address of any corporation or other organization in which such employment is conducted. Messrs. Kluge and Subotnick are the controlling persons of Metromedia. None of the persons named above or on Annex A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          MET INTERNATIONAL

          Met International is a Delaware corporation owned solely by Messrs. Kluge and Subotnick. Mr. Kluge is the Chairman, President, and Chief Executive Officer of Met International and Mr. Subotnick is the Executive Vice President of Met
          International.  Messrs. Kluge and

                             Page 9 of 20 Pages

          Subotnick hold 2,884,577 shares of Common Stock through Met International. Met International conducts no business other than holding such shares of stock of the Issuer. The address of its principal business and its principal office address are c/o Metromedia Company, One Meadowlands Plaza, East Rutherford, New Jersey 07073. Annex A to this statement is a listing of the name, the business address, and present principal occupation or employment of each executive officer of Met International and the name, principal business and address of any corporation or other organization in which such employment is conducted. Messrs. Kluge and Subotnick are the controlling persons of Met International. None of the persons named above or on Annex A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          MET TELCELL

          Met Telcell is a Delaware corporation owned solely by Messrs. Kluge and Subotnick. Mr. Kluge is the Chairman, President, and Chief Executive Officer of Met Telcell and Mr. Subotnick is the Executive Vice President of Met Telcell. Messrs. Kluge and Subotnick hold 4,426,249 shares of Common Stock through Met Telcell. Met Telcell conducts no business other than holding such shares of stock of the Issuer. The address of its principal business and its principal office address are c/o Metromedia Company, One Meadowlands Plaza, East Rutherford, New Jersey 07073. Annex A to this statement is a listing of the name, the business address, and present principal occupation or employment of each executive officer of Met Telcell and the name, principal business and address of any corporation or other organization in which such employment is conducted. Messrs. Kluge and Subotnick are the controlling persons of Met Telcell. None of the persons named above or on Annex A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                             Page 10 of 20 Pages

          METPRODUCTIONS

          MetProductions is a Delaware corporation owned solely by Messrs. Kluge and Subotnick. Mr. Kluge is the Chairman, President, and Chief Executive Officer of Met Telcell and Mr. Subotnick is the Executive Vice President of Met Telcell. Messrs. Kluge and Subotnick hold 993,005 shares of Common Stock through MetProductions. In addition to holding such shares of stock of the Issuer, MetProductions is engaged in the production and finance of motion pictures. The address of its principal business and its principal office address are c/o Metromedia Company, One Meadowlands Plaza, East Rutherford, New Jersey 07073. Annex A to this statement is a listing of the name, the business address, and present principal occupation or employment of each executive officer of MetProductions and the name, principal business and address of any corporation or other organization in which such employment is conducted. Messrs. Kluge and Subotnick are the controlling persons of MetProductions. None of the persons named above or on Annex A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          JOHN W. KLUGE

          The business address of John W. Kluge is c/o Metromedia Company, One Meadowlands Plaza, East Rutherford, NJ 07073-2137. His principal occupation Chairman, President and Chief Executive Officer of Metromedia. He has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

          STUART SUBOTNICK

          The business address of Stuart Subotnick is c/o Metromedia
          Company, One Meadowlands Plaza, East Rutherford, NJ 07073-2137.
          His principal occupation is Executive Vice President of Metromedia. He has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or

                             Page 11 of 20 Pages

          similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          METROMEDIA

          The consideration used in acquiring the Common Stock was 7,195,325 shares of the common stock, par value $.25 per share, of Orion Pictures Corporation ("Orion"), which were exchanged for 4,111,624 shares of Common Stock pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of September 27, 1995 (the "Merger Agreement"), among The Actava Group Inc., Orion, MCEG Sterling Incorporated ("Sterling"), Metromedia International Telecommunications, Inc. ("MITI"), OPC Merger Corp. and MITI Merger Corp.

          MET INTERNATIONAL

          The consideration used in acquiring the Common Stock was (i) 62,578 shares of the common stock, par value $.001 per share, of MITI, which were exchanged for 347,268 shares of Common Stock pursuant to the Merger Agreement, and (ii) the contribution of $26,641,745.57 of indebtedness, which was exchanged for 2,537,309 shares of Common Stock pursuant to a Contribution Agreement dated as of November 1, 1995, among Met International, MetProductions and the Issuer.

          MET TELCELL

          The consideration used in acquiring the Common Stock was 797,613 shares of the common stock of MITI, which were exchanged for 4,426,249 shares of Common Stock pursuant to the terms of the Merger Agreement.

          METPRODUCTIONS

          The consideration used in acquiring the Common Stock was the contribution of $10,426,558 of indebtedness, which was exchanged for 993,005 shares of Common Stock pursuant to a Contribution Agreement dated as of November 1, 1995, among Met International, MetProductions and the Issuer.

          JOHN W. KLUGE

          The consideration used in acquiring the Common Stock was (i) 4,020,000 shares of the common stock of Orion, which were exchanged for 2,297,148 shares of Common

                             Page 12 of 20 Pages

          Stock, and (ii) 55,556 shares of the common stock of MITI, which were exchanged for 308,300 shares of Common Stock, each pursuant to the terms of the Merger Agreement.

          STUART SUBOTNICK

          The consideration used in acquiring the Common Stock was 41,667 shares of the common stock of MITI, which were exchanged for 231,225 shares of Common Stock pursuant to the terms of the Merger Agreement.

ITEM 4.   PURPOSE OF TRANSACTION.

          Shares of Common Stock (the "Shares") were acquired pursuant to a series of related mergers (the "Mergers") consummated on November 1, 1995, which occurred pursuant to the Merger Agreement. Pursuant to the Merger Agreement, Orion and MITI merged into newly formed subsidiaries of Actava and Sterling merged into Actava. Actava was renamed "Metromedia International Group, Inc." in connection with the Mergers. Prior to the Mergers, Messrs. Kluge and Subotnick were the beneficial owners, directly and indirectly, of over a majority of the outstanding shares of Orion's common stock and MITI's common stock. After giving effect to the Mergers, Messrs. Kluge and Subotnick beneficially own approximately 35.9% of the Issuer. In addition, Metromedia, through its control of Orion, designated six of the ten members of the Issuer's initial Board of Directors. Certain officers of Metromedia also serve as officers of the Issuer.

          In the ordinary course of their business, the Filing Persons from time to time acquire or divest themselves of significant or controlling interests in various companies. The purpose of acquiring a significant or controlling interest in such companies, including the Issuer, is to enhance the value of the company as an investment. From time to time the Filing Persons review the performance of their investments and consider possible strategies for enhancing value. As part of their ongoing review of their investment in the Shares, the Filing Persons are currently exploring and may explore from time to time in the future a variety of alternatives, including, without limitation:
          (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; (g) causing a class of securities of the Issuer to be delisted from a

                             Page 13 of 20 Pages

          national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; and
          (i) other actions similar to any of those enumerated above.
          There is no assurance that the Filing Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which the Filing Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions.

          Pursuant to the Merger Agreement, each of Actava, Orion, Sterling and MITI has agreed to use its best efforts to have the Board of Directors of the Issuer, consistent with the fiduciary duties of the directors under Delaware law, consider and adopt a stockholder rights plan within thirty days of November 1, 1995. Although the specific terms of such rights plan have not been determined, it is expected that such rights plan will cause substantial dilution to a person or group that attempts to acquire the Issuer on terms not approved by the Issuer's Board of Directors. Such rights plan may have an anti-takeover effect.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)

          METROMEDIA

          Metromedia is the direct owner of 4,111,624 shares of Common Stock and may be deemed the beneficial owner of an additional 11,140,504 shares of Common Stock through its membership in a group of entities under the common ownership and control of Messrs. Kluge and Subotnick, for a total of 15,252,128 shares of Common Stock, representing 35.9% of the outstanding shares of Common Stock.

          MET INTERNATIONAL

          Met International is the direct owner of 2,884,577 shares of Common Stock and may be deemed the beneficial owner of an additional 12,367,551 shares of Common Stock through its membership in a group of entities under the common ownership and control of Messrs. Kluge and Subotnick, for a total of 15,252,128 shares of Common Stock, representing 35.9% of the outstanding shares of Common Stock.

                             Page 14 of 20 Pages

          MET TELCELL

          Met Telcell is the direct owner of 4,426,249 shares of Common Stock and may be deemed the beneficial owner of an additional 10,825,879 shares of Common Stock through its membership in a group of entities under the common ownership and control of Messrs. Kluge and Subotnick, for a total of 15,252,128 shares of Common Stock, representing 35.9% of the outstanding shares of Common Stock.

          METPRODUCTIONS

          MetProductions is the direct owner of 993,005 shares of Common Stock and may be deemed the beneficial owner of an additional 14,259,123 shares of Common Stock through its membership in a group of entities under the common ownership and control of Messrs. Kluge and Subotnick, for a total of 15,252,128 shares of Common Stock, representing 35.9% of the outstanding shares of Common Stock.

          JOHN W. KLUGE

          Mr. Kluge is the beneficial owner of 15,252,128 shares of Common Stock, which figure includes 4,111,624 shares owned by Metromedia, 2,884,577 shares owned by Met International, 4,426,249 shares owned by Met Telcell, 993,005 shares owned by MetProductions, Inc., 2,605,448 shares owned by a trust affiliated with Mr. Kluge (the "Trust") and 231,225 shares owned by Mr. Subotnick in joint tenancy, of which he may be deemed a beneficial owner by virtue of his membership in a group with Mr. Subotnick. This amount constitutes 35.9% of the outstanding shares of Common Stock.

          STUART SUBOTNICK

          Mr. Subotnick is the beneficial owner of 15,252,128 shares of Common Stock, which figure includes 4,111,624 shares owned by Metromedia, 2,884,577 shares owned by Met International, 4,426,249 shares owned by Met Telcell, 993,005 shares owned by MetProductions, Inc., 231,225 shares owned in joint tenancy and 2,605,448 shares owned by the Trust, of which he may be deemed a beneficial owner by virtue of his membership in a group with Mr. Kluge. This amount constitutes 35.9% of the outstanding shares of Common Stock.

          (b)

          METROMEDIA

          Messrs. Kluge and Subotnick may be deemed to control Metromedia, which has record ownership of 4,111,624 shares of the Common Stock. Thus, they and Metromedia may all be considered to share beneficial ownership of

                             Page 15 of 20 Pages

          the 4,111,624 shares of Common Stock owned by Metromedia.

          MET INTERNATIONAL

          Messrs. Kluge and Subotnick may be deemed to control Met International, which has record ownership of 2,884,577 shares of the Common Stock. Thus, they and Met International may all be considered to share beneficial ownership of the 2,884,577 shares of Common Stock owned by Met International.

          MET TELCELL

          Messrs. Kluge and Subotnick may be deemed to control Met Telcell, which has record ownership of 4,426,249 shares of the Common Stock. Thus, they and Met Telcell may all be considered to share beneficial ownership of the 4,426,249 shares of Common Stock owned by Met Telcell.

          METPRODUCTIONS

          Messrs. Kluge and Subotnick may be deemed to control
          MetProductions, which has record ownership of 993,005 shares of the Common Stock. Thus, they and MetProductions may all be considered to share beneficial ownership of the 993,005 shares of Common Stock owned by MetProductions.

          JOHN W. KLUGE

          Through his membership in a group with Mr. Subotnick, Mr. Kluge shares with Mr. Subotnick the power to vote and dispose of the 2,605,448 shares of Common Stock owned beneficially by Mr. Kluge through the Trust, the 231,225 shares of Common Stock owned by Mr. Subotnick directly in joint tenancy, the 4,111,624 shares owned by Metromedia, the 2,884,577 shares owned by Met International, the 4,426,249 shares owned by Met Telcell, and the 993,005 shares owned by MetProductions.

          STUART SUBOTNICK

          Through his membership in a group with Mr. Kluge, Mr. Subotnick shares with Mr. Kluge the power to vote and dispose of the 2,605,448 shares of Common Stock owned beneficially by Mr. Kluge through the Trust, the 231,225 shares of Common Stock owned by Mr. Subotnick directly in joint tenancy, the 4,111,624 shares owned by Metromedia, the 2,884,577 shares owned by Met International, the 4,426,249 shares owned by Met Telcell, and the 993,005 shares owned by MetProductions.

                             Page 16 of 20 Pages

          (c)

          Not applicable.

          (d)

          STUART SUBOTNICK

          Mr. Subotnick owns 231,225 shares of Common Stock as a joint tenant with his wife. As a result, Mr. Subotnick's wife has a right to receive dividends from, or proceeds from the sale of, 231,225 shares of Common Stock owned by Mr. Subotnick.

          (e)

          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          See Item 4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1: Joint Filing Agreement of the Filing Persons.

                             Page 17 of 20 Pages

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:    November 9, 1995

                              METROMEDIA COMPANY



                              By:   /S/ STUART SUBOTNICK
                                  ------------------------
                                  Name: Stuart Subotnick
                                  Title: General Partner



                                /S/ JOHN W. KLUGE
                                -------------------------
                                John W. Kluge



                                /S/ STUART SUBOTNICK
                               --------------------------
                               Stuart Subotnick



                              MET TELCELL, INC.



                              By:   /S/ STUART SUBOTNICK
                                  --------------------------------
                                  Name: Stuart Subotnick
                                  Title: Executive Vice President



                              MET INTERNATIONAL, INC.



                              By:   /S/ STUART SUBOTNICK
                                  --------------------------------
                                  Name: Stuart Subotnick
                                  Title: Executive Vice President



                              METPRODUCTIONS, INC.



                              By:   /S/ ROBERT A. MARESCA
                                  -------------------------------
                                  Name: Robert A. Maresca
                                  Title: Senior Vice President

                             Page 18 of 20 Pages


                                ANNEX A

The following tables apply to Metromedia, Met International, Met Telcell and MetProductions, except that, with respect to Table 1, Silvia Kessel is an officer only of Metromedia.

                                TABLE 1: ITEM 2
---------------------------------------------------------------------------

                NAME AND                 POSITION WITH METROMEDIA AND/OR PRINCIPAL
            BUSINESS ADDRESS                     OCCUPATION OR EMPLOYMENT                CITIZENSHIP


John W. Kluge                            Chairman, President and Chief Executive             U.S.
One Meadowlands Plaza                    Officer
East Rutherford, NJ 07073

Stuart Subotnick                         Executive Vice President                            U.S.
One Meadowlands Plaza
East Rutherford, NJ 07073

Arnold Wadler                            Senior Vice President, Secretary and                U.S.
One Meadowlands Plaza                    General Counsel
East Rutherford, NJ 07073

Silvia Kessel                            Senior Vice President                               U.S.
One Meadowlands Plaza
East Rutherford, NJ 07073

Robert A. Maresca                        Senior Vice President and Chief Financial           U.S.
One Meadowlands Plaza                    Officer
East Rutherford, NJ 07073


                             Page 19 of 20 Pages

                              TABLE 2: ITEMS 3-6
-----------------------------------------------------------------------------

                                                                                         CONTRACTS AND
                                                                                         ARRANGEMENTS
                   SOURCE AND AMOUNT                            INTEREST IN          RESPECTING SECURITIES
      NAME              OF FUNDS          PURPOSE          SECURITIES OF ISSUER            OF ISSUER


John W. Kluge     See Item 3         See Item 4        See Item 5                   See Item 6

Stuart Subotnick  See Item 3         See Item 4        See Item 5                   See Item 6

Arnold Wadler     2,778 shares of    Received pursuant Sole power to vote and       None
                  MITI's common      to the Mergers    dispose of 15,416 shares of
                  stock                                Common Stock owned
                                                       beneficially through ARNSSA,
                                                       Inc. (less than one-tenth of
                                                       one percent)

Silvia Kessel     556 shares of      Received pursuant Sole power to vote and       None
                  MITI's common      to the Mergers    dispose of 3,085 shares of
                  stock                                Common Stock (less than one-
                                                       tenth of one percent)

Robert A. Maresca N.A.               N.A.              None                         N.A.


                             Page 20 of 20 Pages


                                 EXHIBIT 1

                          JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and any amendment filed by them) with respect to the common stock, par value $1.00 per share, of Metromedia International Group, Inc.

                              METROMEDIA COMPANY



                              By:   /S/ STUART SUBOTNICK
                                  ---------------------------
                                  Name: Stuart Subotnick
                                  Title: General Partner



                                 /S/ JOHN W. KLUGE
                                 ----------------------------
                                 John W. Kluge



                                /S/ STUART SUBOTNICK
                                -----------------------------
                               Stuart Subotnick



                              MET TELCELL, INC.



                              By:   /S/ STUART SUBOTNICK
                                  --------------------------------
                                  Name: Stuart Subotnick
                                  Title: Executive Vice President



                              MET INTERNATIONAL, INC.



                              By:   /S/ STUART SUBOTNICK
                                  ----------------------------------
                                  Name: Stuart Subotnick
                                  Title: Executive Vice President



                              METPRODUCTIONS, INC.



                              By:   /S/ ROBERT A. MARESCA
                                  -----------------------------------
                                  Name: Robert A. Maresca
                                  Title: Senior Vice President